Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-293127

Registration Statement No. 333-293127-1

Relating to the Preliminary Prospectus Supplement dated February 23, 2026

(to Prospectus dated February 2, 2026)

$1,300,000,000

JACOBS SOLUTIONS INC.

$800,000,000 4.750% Senior Notes due 2031

$500,000,000 5.375% Senior Notes due 2036

Fully and Unconditionally Guaranteed by

Jacobs Engineering Group Inc.

PRICING TERM SHEET

February 24, 2026

Issuer:	Jacobs Solutions Inc.

Guarantor:	Jacobs Engineering Group Inc.

Ratings (Moody’s/S&P):*	Baa2 (Stable) / BBB- (Positive)

Format:	SEC Registered

Ranking:	Senior Unsecured

Trade Date:	February 24, 2026

Settlement Date:**	March 3, 2026 (T+5)

Joint Book-Running Managers:	BofA Securities, Inc. BNP Paribas Securities Corp. Wells Fargo Securities, LLC

Co-Managers:

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Morgan Stanley & Co. LLC

NatWest Markets Securities Inc.

Scotia Capital (USA) Inc.

ICBC Standard Bank Plc

Loop Capital Markets LLC

Truist Securities, Inc.

	4.750% Senior Notes due 2031 (the “Notes due 2031”)	5.375% Senior Notes due 2036 (the “Notes due 2036”)

Principal Amount:	$800,000,000	$500,000,000

Maturity Date:	March 3, 2031	March 3, 2036

Interest Payment Dates:	Semi-annually on March 3 and September 3 of each year, beginning September 3, 2026	Semi-annually on March 3 and September 3 of each year, beginning September 3, 2026

Interest Payment Record Dates:	February 18 and August 18	February 18 and August 18

Benchmark Treasury:	3.750% UST due January 31, 2031	4.125% UST due February 15, 2036

Benchmark Treasury Price/Yield:	100-21; 3.603%	100-22+; 4.039%

Spread to Benchmark Treasury:	115 basis points	135 basis points

Yield to Maturity:	4.753%	5.389%

Price to Public:	99.987% of the principal amount	99.893% of the principal amount

Coupon (Interest Rate):	4.750% per annum	5.375% per annum

Optional Redemption:

Prior to February 3, 2031 (one month prior to the maturity date of the Notes due 2031) (the “2031 Par Call Date”), the Issuer may redeem the Notes due 2031 at its option, in whole or in part, at any time and from time to time, at the redemption price calculated by the Issuer (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(a)   the sum of the present values of the remaining scheduled payments of principal and interest on the Notes due 2031 being redeemed, assuming that such Notes due 2031 matured on the 2031 Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 20 basis points, less (b) interest accrued to the redemption date; and

100% of the principal amount of such Notes to be redeemed,

plus, in either case, accrued and unpaid interest on the Notes due 2031, if any, to, but excluding, the redemption date.

In addition, at any time and from time to time on or after the 2031 Par Call Date, the Issuer may redeem the Notes due 2031, at its option, in whole or in

Prior to December 3, 2035 (three months prior to the maturity date of the Notes due 2036) (the “2036 Par Call Date”), the Issuer may redeem the Notes due 2036 at its option, in whole or in part, at any time and from time to time, at the redemption price calculated by the Issuer (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(a)   the sum of the present values of the remaining scheduled payments of principal and interest on the Notes due 2036 being redeemed, assuming that such Notes due 2036 matured on the 2036 Par Call Date, discounted to the redemption date on a semiannual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, less (b) interest accrued to the redemption date; and

100% of the principal amount of such Notes to be redeemed,

plus, in either case, accrued and unpaid interest on the Notes due 2036, if any, to, but excluding, the redemption date.

In addition, at any time and from time to time on or after the 2036 Par Call Date, the Issuer may redeem the Notes

	part, at a redemption price equal to 100% of the principal amount of the Notes due 2031 to be redeemed, plus accrued and unpaid interest on the Notes due 2031, if any, to, but excluding, the redemption date.	due 2036, at its option, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes due 2036 to be redeemed, plus accrued and unpaid interest on the Notes due 2036, if any, to, but excluding, the redemption date.

Change of Control Repurchase:	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the Notes due 2031 by both Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the Notes due 2031, to make an offer to purchase the Notes due 2031 at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but excluding the date of repurchase.	Upon the occurrence of a change of control triggering event (which involves the occurrence of both a change of control and a below investment grade rating of the Notes due 2036 by both Moody’s and S&P), the Issuer will be required, unless the Issuer has exercised its option to redeem the Notes due 2036, to make an offer to purchase the Notes due 2036 at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any, to, but excluding the date of repurchase.

Guarantee Release Provisions:	As described in the preliminary prospectus supplement.	As described in the preliminary prospectus supplement.

CUSIP/ISIN:	46982L AA6 / US46982LAA61	46982L AB4 / US46982LAB45

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
**

It is expected that delivery of the notes will be made against payment therefor on or about March 3, 2026, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the first business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the first business day prior to the settlement date should consult their own advisors.

The information in this term sheet supplements the information provided in the preliminary prospectus supplement dated February 23, 2026. To the extent information in this term sheet conflicts with information in the preliminary prospectus supplement, this term sheet controls. All capitalized terms used in this term sheet shall have the meaning ascribed to them in the preliminary prospectus supplement.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) and preliminary prospectus supplement with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, preliminary prospectus supplement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by calling BofA Securities, Inc. toll free at 1-800-294-1322, BNP Paribas Securities Corp. toll free at 1-800-854-5674 or Wells Fargo Securities, LLC toll free at 1-800-645-3751.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this document being sent by Bloomberg or another email system.